Goodwin Procter llp Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 415.733.6000
May 22, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Laura Crotty

Re:	La Jolla Pharmaceutical Company Registration Statement on Form S-3 Filed April 24, 2009 File No. 333-158750
Dear Ms. Crotty:
     We are submitting this letter on behalf of La Jolla Pharmaceutical Company (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter dated April 30, 2009 (the “SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-3 filed on April 24, 2009 (the “Registration Statement”). The Company is filing herewith Amendment No. 1 to the Registration Statement for the purposes of responding to the SEC Comment Letter and updating certain of the Company’s other disclosures contained therein.
     The response set forth below contains the Staff’s sole comment, set off in bold type, with the Company’s response following.
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Form S-3
1.	We note that the list of documents to be incorporated by reference into the filing does not incorporate by reference the Company’s Form 8-K (Item 5.02(c)) filed April 24, 2009. Please revise item 2 of the list on page 8 to include this filing.

Response: The Company has complied with this request and has added the aforementioned Form 8-K to the list of documents that are specifically incorporated by reference in Amendment No. 1 to the Form S-3.
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     Any comments or questions regarding the foregoing should be directed to the undersigned at (415) 733-6000. Thank you for your assistance with this matter.

Sincerely,
/s/ Ryan Murr
Ryan Murr

cc: Deirdre Gillespie